UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2026

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Registrant’s name)

Nam Tai Property Inc.

No. 2 Namtai Road, Gushu Community, Xixiang Township

Bao’an District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: November 12, 2026	By:	/s/ Bo Hu
Name: Bo Hu
Title: Chief Executive Officer

THIRD QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Q3 2026 Results

Shenzhen, China – November 12, 2026 – Nam Tai Property Inc. (OTC Market Symbol: NTPIF) (collectively with its subsidiaries, “Nam Tai” or the “Company”) today announced its unaudited results for the third quarter ended September 30, 2026.

The following tables set forth key highlights of the financial information for the periods indicated:

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine Months Results
	Q3 2026	Q3 2025	YoY(%)	9M 2026	9M 2025	YoY(%)
Revenue	$5,106	$9,670	(47.2)%	$16,921	$31,628	(46.5)%
Gross profit	$1,878	$2,948	(36.3)%	$4,762	$10,426	(54.3)%
Net loss from operations	$(2,595)	$(1,251)	107.4%	$(7,894)	$(1,830)	331.4%
% of revenue	(50.8)%	(12.9)%		(46.7)%	(5.8)%
per share (diluted)	$(0.04)	$(0.02)		$(0.13)	$(0.03)
Consolidated net income (loss)	$(3,046)	$(1,871)	62.8%	$(12,291)	$6,597	—
% of revenue	(59.7)%	(19.4)%		(72.6)%	20.9%
Basic earnings (loss) per share	$(0.05)	$(0.03)	66.7%	$(0.20)	$0.11	—
Diluted earnings (loss) per share	$(0.05)	$(0.03)	66.7%	$(0.20)	$0.11	—
Weighted average number of shares (’000)
Basic	61,086	58,644		61,014	58,644
Diluted	61,086	58,644		61,014	58,644

	Financial Position
	As of September 30,	As of December 31,	As of September 30,
	2026	2025	2025
Cash and cash equivalents(a)	$18,865	$43,503	$68,564
Restricted cash	$11,653	$10,141	$4,313
Short-term investments(b)	$14,837	$17,781	$—
Real estate properties under development, net	$247,467	$220,729	$208,023
Real estate properties held for sale	$15,468	$22,080	$36,632
Real estate properties held for lease, net	$130,855	$128,638	$133,746
Property, plant and equipment, net	$7,191	$7,157	$7,379
Equity investment(c)	$371	$—	$—
Total assets	$471,757	$473,185	$487,630
Current portion of amount due to shareholders(d)	$—	$19,688	$19,204
Short-term bank and third party loans	$4,599	$4,410	$4,360
Current portion of long term bank loans	$8,089	$3,870	$3,375
Accounts payable	$30,506	$31,561	$35,153
Advance from customers	$7,147	$1,014	$556
Long term bank loans	$181,830	$166,527	$162,274
Treasury stock(e)	$(1,121)	$(1,121)	$—
Total shareholders’ equity	$179,538	$181,688	$184,435
Total number of common shares issued ('000)	61,834	61,295	60,203

Notes:

(a)
Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less when purchased.

(b)
Short-term investments include investments with original maturities of more than three months and less than 12 months and investments that are expected to be realized in cash in the next 12 months. As of September 30, 2026 and December 31, 2025, the Company held $14.8 million and $17.8 million short-term investments, which are structured deposits at PRC banks. As of September 30, 2025, the Company held no short-term investments.
(c)
Equity investment of $371 thousand as of September 30, 2026 was related to the equity-for-rent initiative. For details, please refer to “Recent Developments – Equity-for-Rent Initiative” below. As of September 30, 2026, the Company has paid RMB 2.5 million of the total RMB 4.0 million investment consideration and has been registered as a 2% equity holder of the investee. This investment is carried at cost of RMB 2.5 million in accordance with the measurement alternative under ASC 321. The remaining RMB 1.5 million is not recognized as a liability as the obligation to pay is contingent upon receipt of rental prepayments from the investee, which has not been received as of September 30, 2026. Pursuant to the investment agreement, the Company has a unilateral right to require the investee to repurchase any equity interests corresponding to the unpaid consideration in the event the investee terminates the lease early.
(d)
Current portion of amount due to shareholders decreased to $nil as of September 30, 2026 after the Company fully repaid the promissory notes with shareholders during the first quarter of 2026.
(e)
Treasury stock represents the value of the 747,500 common shares the Company repurchased at a price of $1.50 per share pursuant to a share repurchase agreement entered into in September 2025, which repurchase was completed in December 2025.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2026

Key Highlights of Financial Position

	As of September 30,	As of December 31,	As of September 30,
	2026	2025	2025
Current ratio(a)	1.14	1.23	1.34
Debt ratio(b)	61.9%	61.6%	62.2%
Ratio of total liabilities to total equity	1.63	1.60	1.64

Notes:

(a)
Current ratio is calculated with all current assets divided by all current liabilities.
(b)
Debt ratio is calculated with all total liabilities divided by total assets.

FINANCIAL RESULTS*

*Amounts presented as totals or differences in this “Financial Results” section may not precisely equal the sum or difference of the component amounts due to rounding.

Revenue

Revenue for the third quarter of 2026 was $5.1 million compared to $9.7 million in the third quarter of 2025. Revenue for the third quarter of 2026 mainly consisted of the sales of property income from Nam Tai • Longxi of $1.1 million, operating lease income of $2.0 million from Nam Tai Inno Park, operating lease income of $0.4 million from Nam Tai Inno Valley, and property service income of $0.9 million from Nam Tai Inno Park and Nam Tai Inno Valley, and other income of $0.7 million. Revenue for the third quarter of 2025 mainly consisted of the sales of property income from Nam Tai • Longxi of $5.6 million, operating lease income of $2.3 million from Nam Tai Inno Park, operating lease income of $0.3 million from Nam Tai Inno Valley, and property service income of $0.8 million from Nam Tai Inno Park and Nam Tai Inno Valley, and other income of $0.7 million. The decrease in revenue was primarily attributable to a substantial decrease in sales of property income at Nam Tai • Longxi, reflecting a lower volume of residential units delivered as the residential portion of the project entered its final sales stage, including the impact of freezing order imposed by the court on certain residential units in connection with the Nam Tai • Longxi general contractor dispute, as well as lower average selling prices amid challenging property market conditions.

One of our primary sources of revenue growth in the next 12 months is sales of property income and operating lease income from the Nam Tai Technology Center project, once it is completed and operational. However, we cannot assure you as to when the project will begin contributing to revenue or the extent of any such contributions. The timing and amount of any revenue from this project are subject to various factors including without limitation, the delivery schedule of Nam Tai Technology Center project, the timing of the sale and leasing of Nam Tai Technology Center project, and any adverse changes in residential and leasing market conditions. We expect revenue to remain under downward pressure in the fourth quarter of 2026, primarily reflecting the continued wind-down of residential deliveries at Nam Tai • Longxi as the project approaches its final stage, together with ongoing soft conditions in the broader property sales and leasing markets. Revenue contribution from the Nam Tai Technology Center is not expected until early 2027, subject to the completion of necessary regulatory procedures. Please refer to Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 (“Annual Report on Form 20-F”) for factors affecting our revenue and results of operations.

Cost of Revenue

Cost of revenue for the third quarter of 2026 was $3.2 million compared to $6.7 million in the third quarter of 2025. Cost of revenue for the third quarter of 2026 mainly consisted of the sales of property cost from Nam Tai • Longxi of $0.9 million, operating lease cost of $1.1 million from Nam Tai Inno Park, operating lease cost of $0.1 million from Nam Tai Inno Valley, property service cost of $1.1 million from Nam Tai Inno Park and Nam Tai Inno Valley. Cost of revenue for the third quarter of 2025 mainly consisted of the sales of property cost from Nam Tai • Longxi of $4.2 million, operating lease cost of $1.1 million from Nam Tai Inno Park, operating lease cost of $0.1 million from Nam Tai Inno Valley, property service cost of $1.3 million from Nam Tai Inno Park and Nam Tai Inno Valley. We expect our sales of property cost to decrease in the fourth quarter of 2026 and to fluctuate for the foreseeable future in line with our sales of property income. As our operating lease cost consists primarily of fixed costs, we expect it to remain relatively stable for the foreseeable future.

Gross Profit

Gross profit for the third quarter of 2026 was $1.9 million compared to $2.9 million in the third quarter of 2025. The decrease in gross profit was primarily attributable to lower revenue as discussed above.

General and administrative expenses

General and administrative expenses for the third quarter of 2026 were $3.9 million, compared with $3.3 million in the third quarter of 2025. General and administrative expenses for the third quarter of 2026 mainly consisted of staff costs of $1.9 million, professional service fees of $0.9 million, PRC taxes and surcharges of $0.6 million and office expenses of $0.5 million. General and administrative expenses for the third quarter of 2025 mainly consisted of staff costs of $1.9 million, PRC taxes and surcharges of $0.7 million, office expenses of $0.5 million, and professional service fees of $0.2 million. The increase in general and administrative expenses of $0.6 million in the third quarter of 2026 was mainly due to the increase in professional service fees.

Selling and marketing expenses

Selling and marketing expenses for the third quarter of 2026 were $0.5 million, compared with $0.9 million in the third quarter of 2025. Selling and marketing expenses for the third quarter of 2026 mainly consisted of staff costs of $0.3 million and marketing and commission fees of $0.1 million. The corresponding expenses for the third quarter of 2025 mainly consisted of staff costs of $0.4 million, marketing and commission fees of $0.3 million, and property management fees of $0.1 million. The decrease was mainly due to lower sales bonuses and commission fees resulting from decreased sales at Nam Tai • Longxi. We expect our selling and marketing expenses to increase after we generate sales from Nam Tai Technology Center, once it is completed and operational.

Net Loss from Operations

Net loss from operations for the third quarter of 2026 was $2.6 million compared to net loss from operations of $1.3 million in the third quarter of 2025. The increase in operating loss was primarily attributable to a $1.1 million decrease in gross profit and a $0.6 million increase in general and administrative expenses, partially offset by a $0.3 million decrease in selling and marketing expenses.

Consolidated Net Loss (Income)

Consolidated net loss for the third quarter of 2026 was $3.0 million compared to consolidated net loss of $1.9 million in the third quarter of 2025. Consolidated net loss for the third quarter of 2026 mainly consisted of net loss from operations of $2.6 million, other net expenses of $1.2 million, partially offset by income tax benefits of $0.7 million. Consolidated net loss for the third quarter of 2025 mainly consisted of net loss from operations of $1.3 million and other net expenses of $1.1 million, partially offset by income tax benefits of $0.4 million.

Cash and Cash Equivalents

Cash and cash equivalents decreased by $24.6 million in the first nine months of 2026 from $43.5 million as of December 31, 2025 to $18.9 million as of September 30, 2026. The decrease was primarily attributable to net cash used in operating activities and financing activities, partially offset by net cash provided by investing activities and the positive effect of exchange rate changes.

Restricted Cash

Restricted cash increased by $1.5 million in the first nine months of 2026 from $10.1 million as of December 31, 2025 to $11.7 million as of September 30, 2026. As of September 30, 2026, restricted cash consisted of loan security deposit accounts and certificates of deposit of $9.5 million, $1.4 million restricted in connection with the freezing orders issued by the relevant PRC courts, a security cash deposit of $0.7 million due to a guarantee to the bank for the repayment of the loans of our long-term rental customers, which will be gradually released as the loans are repaid, and $0.1 million frozen by other restrictions.

Real Estate Properties under Development, Net

Real estate properties under development, net increased by $26.8 million in the first nine months of 2026 from $220.7 million as of December 31, 2025 to $247.5 million as of September 30, 2026, primarily attributable to the increase for the construction of Nam Tai Technology Center.

Real estate properties held for sale

Real estate properties held for sale are stated at the lower of carrying amounts or fair value less selling costs. Real estate properties held for sale decreased by $6.6 million from $22.1 million as of December 31, 2025 to $15.5 million as of September 30, 2026. The decrease was mainly due to the handover of sold units at Nam Tai • Longxi during the first nine months of 2026.

Real estate properties held for lease, net

Real estate properties held for lease, net are recorded at cost less accumulated depreciation. Real estate properties held for lease, net increased by $2.3 million from $128.6 million as of December 31, 2025 to $130.9 million as of September 30, 2026, which was primarily attributable to the appreciation of the Renminbi against the US dollar during the first nine months of 2026.

Property, plant and equipment, net

Property, plant and equipment, net remained relatively stable at $7.2 million as of September 30, 2026, compared with $7.2 million as of December 31, 2025.

Accounts Payable

Accounts payable decreased by $1.1 million in the first nine months of 2026 from $31.6 million as of December 31, 2025 to $30.5 million as of September 30, 2026. The decrease was mainly attributable to the settlement of outstanding payables to suppliers and contractors during the period.

Advance from Customers

Advance from customers increased by $6.1 million in the first nine months of 2026 from $1.0 million as of December 31, 2025 to $7.1 million as of September 30, 2026. The increase was mainly attributable to advance rental payments of $2.2 million received from tenants at Nam Tai Inno Park, and customer deposits received under purchase intention agreements for units at Nam Tai Technology Center of $3.9 million.

Current Portion of Long Term Bank Loans

The current portion of long term bank loans increased by $4.2 million in the first nine months of 2026 from $3.9 million as of December 31, 2025 to $8.1 million as of September 30, 2026. The increase was mainly attributable to scheduled principal repayments on long term bank loans falling due within the next 12 months.

Liquidity and Capital Resources

As of September 30, 2026, the Company had total cash and cash equivalents of $18.9 million. As of December 31, 2025, the Company had total cash and cash equivalents of $43.5 million. The decrease was primarily attributable to net cash used in operating activities, mainly reflecting (i) lower cash receipts from property sales at Nam Tai • Longxi as the project approached its final sales stage, and (ii) increased payments to contractors for Nam Tai Technology Center as construction progressed toward completion, as well as net cash used in financing activities, primarily for the repayment of shareholder loans.

During the third quarter of 2026, the Company secured additional bank financing and made further drawdowns under existing loan facilities to support the construction of Nam Tai Technology Center and the Company’s working capital needs. The Company continues to pursue further financing opportunities and management believes that, upon completion, Nam Tai Technology Center is expected to generate new rental and sales revenue once the project opens. However, any penalty payment that the Company would likely be required to make in connection with its obligations under the land use rights grant contract for Nam Tai Technology Center, as described below, would reduce the financial resources available for the Company’s operations and development projects. The Company will continue to monitor its liquidity position closely and manage its working capital prudently, as it seeks to advance its key projects and strengthen its liquidity position.

BUSINESS OVERVIEW

Leasing and Sales Progress

As of September 30, 2026, we had a total leasable area of approximately 292,819 square meters located in Shenzhen. As of September 30, 2026, the occupancy rate of our projects (i.e., Nam Tai Inno Park and Nam Tai Inno Valley), including pre-leased areas, was approximately 73%. As of September 30, 2026, the occupancy rate of Nam Tai Inno Park was 72%, a decrease of 2 percentage points as compared with September 30, 2025; the occupancy rate of Nam Tai Inno Valley was 80%, an increase of 23 percentage points as compared with September 30, 2025.

Projects	Leasable Area as of September 30, 2026	Leased Area as of September 30, 2026	Occupancy Rate as of September 30, 2026
Nam Tai Inno Park	261,494	189,282	72%
Nam Tai Inno Valley	31,325	25,208	80%
Total	292,819	214,490	73%

In the third quarter of 2026, no residential units and 22 parking units of Nam Tai • Longxi were newly subscribed, compared with 57 residential units in the third quarter ended September 30, 2025.

Project Construction and Development Progress

•
Nam Tai Technology Center is our second factory-turned-industrial-park redevelopment project, located in Bao’an District, Shenzhen. Currently under construction, the project has a site area of 22,364 square meters and a total gross floor area (“GFA”) of 194,595 square meters. It consists of three R&D office buildings and a combined dormitory and retail podium.
•
The construction of the project started in July 2019, but was suspended for approximately two and a half years due to the shareholders’ dispute and related financial challenges. Under the current management, the construction of the project resumed in February 2025, and is expected to be completed in the second half of 2026, subject to construction progress, regulatory filings and registrations, construction completion acceptance and other customary completion conditions. In addition, our ability to commence sales of units designated for sale of the Nam Tai Technology Center project is subject to a number of regulatory filings and registrations related to the sale of properties. Please refer to Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for factors affecting the construction, acceptance and sale of the Nam Tai Technology Center project.
•
In January 2026, a revised operating plan was approved for Tower C of the project. Under the revised plan, this building, which was previously intended to be held for leasing purposes, will be developed and marketed for sale.

Real Estate Market Update

•
During the third quarter of 2026, the residential property market in Dongguan continued to face challenging conditions. According to available market data and industry reports, new residential property sales recorded modest year-over-year growth during the first nine months of 2026, while new housing supply continued to decline. However, property prices remained under pressure, and demand for commercial properties remained weak. Developers maintained their focus on inventory reduction and adopted competitive pricing strategies in response to prevailing market conditions.
•
During the third quarter of 2026, the leasing market in Shenzhen continued to experience rental pressure amid ongoing competition among property owners. Based on available statistics and market reports from industry research institutions, office vacancy rates declined but remained elevated. While leasing demand showed signs of improvement, supported in part by tenants seeking to upgrade their office premises, overall market conditions remained challenging.

•
While the near-term operating environment remains challenging, the Company remains confident in its strategic direction and long-term value creation potential in the Greater Bay Area industrial property market.

RECENT DEVELOPMENTS

Update on RMB 740 Million Onshore Financing

In July 2026, the Company announced two onshore financing transactions totaling RMB 740 million: (i) a RMB 700 million, 15-year fixed asset loan facility from Ping An Bank Co., Ltd., Shenzhen Branch (“Ping An Bank”) for the Nam Tai Inno Park project, and (ii) a RMB 40 million, five-year non-revolving credit facility from Shenzhen Rural Commercial Bank Co., Ltd., Xixiang Branch (“Shenzhen Rural Commercial Bank”) for the Company’s Qianhai project.

With respect to the Ping An Bank facility, during the third quarter of 2026, the Company completed the refinancing of its existing loan with China CITIC Bank Corporation Limited by drawing down RMB 588 million under the new facility to fully repay the outstanding loan. The remaining RMB 112 million was drawn down in October 2026, for other permitted purposes under the facility.

With respect to the Shenzhen Rural Commercial Bank facility, as of September 30, 2026, RMB 30 million had been drawn down under this facility.

Nam Tai • Longxi General Contractor Dispute

In July 2025, the Company received a notice from Shenzhen Guangshengda Construction Co., Ltd. (“Guangshengda”) regarding the assignment of claims for Nam Tai • Longxi project under its general construction contract to Shenzhen Weiyueda Mechanical & Electrical Installation Engineering Co., Ltd. (“Weiyueda”). The Company responded in August 2025, disputing and refusing to acknowledge the validity of such assignment. The Company believes the assignment is invalid due to, among other reasons, Guangshengda’s failure to fully perform its post-warranty maintenance obligations, which has led to customer complaints and potential group disputes; the ongoing and unresolved final project settlement process, which includes potential claims for liquidated damages against Guangshengda for project delays; and Guangshengda’s failure to issue the full amount of required invoices for the project.

In late August 2025, 54 residential units of the project were frozen by a court order following a pre-litigation asset preservation application filed by Weiyueda.

In September 2025, the Company filed a jurisdictional challenge, arguing that the case should be heard by a court in Shenzhen. The Company has also applied to substitute the frozen assets, specifically the pre-sold properties, with other unencumbered assets. Both applications have not been approved.

In October 2025, Weiyueda’s legal counsel proposed a potential settlement involving the transfer of properties in lieu of cash payment. This proposal was reviewed by the Company but no agreement was reached.

In January 2026, the court held the first hearing, but no judgment was rendered. The court provided both parties with additional time to finalize settlement calculations. A second hearing was held in April 2026. Subsequently, the court approved a judicial appraisal of the construction work. The appraisal process is currently ongoing, and no judgment has been issued as of the date of this report. Separately, in May 2026, the court granted an objection filed by the purchasers of one of the frozen residential units, and the freezing order over that unit has accordingly been lifted.

This litigation remains pending before the court, and the timing and outcome remain uncertain. The freezing of properties has impeded their sale, which could adversely affect our project sales and cash flow if not resolved in a timely manner. As of the date of this report, no additional provision has been recorded in respect of this matter.

Nam Tai • Longxi Staged Mortgage Guarantees Dispute

As part of the Company’s ordinary course of business for sales of residential properties for the Nam Tai • Longxi project and consistent with industry practice, the Company provides temporary mortgage guarantees to purchasers until the purchasers receive their title certificates and mortgage their properties to relevant commercial banks. If a purchaser defaults on the payment of its mortgage during such interim period, the mortgage lending bank may require the Company to repay the outstanding amount under the mortgage loan plus any accrued interest.

In March 2026, the Company received two arbitration notices concerning staged mortgage guarantees of the Dongguan Longxi Project, with principal and accrued interest of approximately RMB 1.8 million and RMB 2.4 million, respectively, totaling approximately $0.6 million. The Company has submitted its evidence in response to the arbitration proceedings. Both cases are proceeding on a written-submission basis and are awaiting arbitral awards. As of the date of this report, no provision has been recorded in respect of these matters.

Shenzhen Anju Master Lease Arrangement

In December 2025, the Company entered into a six-year master lease agreement with Shenzhen Anju Leyu Development & Construction Co., Ltd. (“Shenzhen Anju”), a state-owned enterprise that manages the rental housing program for the Futian District Government, covering approximately 456 dormitory units across approximately 24,000 square meters of facilities at the Nam Tai Technology Center project in Bao’an District.

During the third quarter of 2026, the Company determined not to proceed with the master lease arrangement with Shenzhen Anju as certain conditions precedent under the agreement could not be satisfied. The Company formally terminated the agreement by issuing a termination notice to Shenzhen Anju in October 2026.

The Company continues to explore alternative leasing arrangements with other prospective tenants, including, among others, large-scale hotel groups and other institutional operators, with a view to ensuring the continued utilization of the relevant facilities.

Equity-for-Rent Initiative

To enhance tenant retention and create potential long-term value in a competitive leasing environment, the Company introduced a selective “equity-for-rent” arrangement at Nam Tai Inno Park in the second half of 2025. Under this model, the Company may, on a case-by-case basis and subject to strict commercial evaluation, exchange a portion of rental payments for minority equity interests in high-potential tenant companies. This approach allows the Company to align interests with selected tenants while participating in their potential future upside. In the first transaction under this model, relevant business registration was completed in February 2026, and the Company exchanged rental consideration for a minority equity stake in a qualifying tenant enterprise. The Company intends to apply this tool selectively to support occupancy stability and diversify revenue sources beyond traditional rental income, while maintaining disciplined valuation and risk management. This initiative is part of the Company’s ongoing efforts to strengthen its competitive position in the Greater Bay Area industrial property market. The Company expects to apply this initiative only selectively and does not intend for it to become a material investment activity.

Nam Tai Technology Center – Land Contract Obligations

In connection with delays in the development and completion of Nam Tai Technology Center, the Company continues to be in discussions with the relevant local authorities regarding its certain obligations under the project's land use rights grant contract, including potential contractual liabilities arising from delays in meeting specified development milestones.

The completion of Nam Tai Technology Center has been delayed by over 40 months beyond the deadline under the land use rights grant contract. The Company is seeking recognition by the relevant authorities of the relevant historical circumstances that contributed to the delays, including the COVID-19 pandemic, and is exploring possible reductions of its potential liabilities, although the extent of any such reduction, if any, is uncertain at this stage. The Company is also working toward a resolution that would facilitate the remaining property registration procedures.

As of the date of this report, the Company has not received a final determination or a formal payment notice from the relevant authorities regarding such obligations. The amount and timing of any potential payment or other obligations remain subject to discussions with the relevant authorities. The ultimate outcome could have a material adverse effect on the Company's financial condition, results of operations and liquidity, and could further delay the commercialization of Nam Tai Technology Center. Please refer to Part I, Item 3.D. “Risk Factors” in the Company's Annual Report on Form 20-F for factors relating to potential penalties or forfeiture of land under land use rights grant contracts.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

This report contains forward-looking statements about future expectations and plans, as well as other statements regarding matters that are not historical facts. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the Company’s ongoing working capital management and liquidity position, the Company’s pursuit of additional external financing, the Company’s expectations regarding the use of proceeds under the RMB 700 million long-term refinancing of Nam Tai Inno Park with Ping An Bank and the RMB 40 million credit facility with Shenzhen Rural Commercial Bank for the Qianhai project as well as the Company’s ability to satisfy any remaining drawdown conditions under such financing facilities, the Company’s strategy to reduce inventory at Nam Tai • Longxi, the Company’s expectations regarding the generation of rental and sales revenue from Nam Tai Technology Center upon its completion, including the expected timing of such revenue, the expected completion timeline of Nam Tai Technology Center and the expected timing of the related construction completion acceptance and regulatory filings and registrations, the Company’s discussions with local authorities regarding its obligations under the land use rights grant contract for Nam Tai Technology Center, the Company’s ability to obtain recognition of the historical circumstances that contributed to the project delays and to reach a resolution of such matters, the amount and timing of any potential liabilities under such contract, the Company’s ability to satisfy the conditions for property pre-sales under applicable PRC regulations for the Nam Tai Technology Center, the Company’s revised plan to develop and market Tower C of Nam Tai Technology Center for sale rather than for leasing, the Company’s exploration of alternative leasing arrangements with prospective tenants following the termination of the master lease agreement with Shenzhen Anju, the Company’s intention to selectively apply the equity-for-rent arrangement to support occupancy stability and diversify revenue sources, the Company’s expectation that the equity-for-rent initiative will be applied only selectively and is not intended to become a material investment activity, the Company’s belief in its strategic direction and long-term value creation potential in the Greater Bay Area industrial property market, the Company’s belief on the invalidity of Guangshengda’s assignment of claims for Nam Tai • Longxi project under its general construction contract, the expected outcomes and timing of the Company’s pending legal and arbitration proceedings, including the Nam Tai • Longxi general contractor dispute and staged mortgage guarantee arbitrations, and statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include risks related to its currently contemplated strategy, competition, timing, conditions in the PRC real estate market, including declines in property selling prices and transaction volumes, leasing demand and rental pressure in Shenzhen, the Company’s ability to attract and retain tenants and maintain occupancy levels, including its ability to secure replacement tenants for Nam Tai Technology Center, increases in costs of materials, capital and financing needs, access to funding under the Company’s debt instruments and the timing thereof, the Company’s ability to refinance certain debt and to comply with the covenants and conditions under its financing arrangements, its ability to sell certain assets, construction/development challenges or setbacks, further delays in the completion of Nam Tai Technology Center, its ability to hire and retain construction contractors and subcontractors, the Company’s ability to obtain materials and supplies necessary for construction of various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, the Company’s ability to obtain construction completion acceptance and the regulatory filings and registrations required for the sale of properties, the outcome of the Company’s discussions with local authorities regarding the land use rights grant contract for Nam Tai Technology Center, including the imposition of penalties or other payment obligations, or the forfeiture of land use rights, and the effect of any such payment on the Company’s liquidity and planned expenditures, the Company’s ability to add additional guaranteed power to certain of its projects, projected regional development, composition of potential tenants of development projects, development of asset light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, anticipated savings or uses of funding from refinancings, changes in general economic conditions, and other factors detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors discussed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025. You should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this report. The words “may”, “could”, “can”, “should”, “would”, “will”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “potential”, “seek”, “advance”, “strengthen”, “continue”, “remain”, “pursue” and similar expressions are intended to identify forward-looking statements. All forward-looking statements are based on information currently available to the Company, and the Company does not undertake to update any forward-looking statement, whether written or oral, whether as a result of new information, future events or otherwise, except as may be required by applicable law or regulations.

ABOUT NAM TAI PROPERTY INC.

Nam Tai Property Inc., a company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, that own and operate commercial real estate projects across the People’s Republic of China. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen, as well as one residential project in Dongguan. Learn more about the Company and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED September 30, 2026 AND 2025

(In Thousands of US dollars except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$5,106	$9,670	$16,921	$31,628
Cost of revenue	(3,228)	(6,722)	(12,159)	(21,202)
Gross profit	1,878	2,948	4,762	10,426
Expenses
General and administrative expenses	(3,928)	(3,325)	(11,217)	(9,234)
Selling and marketing expenses	(545)	(874)	(1,439)	(3,022)
Total operating expenses	(4,473)	(4,199)	(12,656)	(12,256)
Net Loss from operations	(2,595)	(1,251)	(7,894)	(1,830)
Other income (expenses), net	(1,163)	(1,069)	(4,481)	11,636
Interest income	62	21	277	78
Income (loss) before income tax	(3,696)	(2,299)	(12,098)	9,884
Income tax (expense) benefit	650	428	(193)	(3,287)
Consolidated net income (loss)	(3,046)	(1,871)	(12,291)	6,597
Other comprehensive income	2,082	1,075	7,958	3,228
Functional currency translation adjustment	2,082	1,075	7,958	3,228
Consolidated comprehensive income (loss)	$(964)	$(796)	$(4,333)	$9,825
Earnings (loss) per share
Basic	$(0.05)	$(0.03)	$(0.20)	$0.11
Diluted	$(0.05)	$(0.03)	$(0.20)	$0.11
Weighted average number of shares ('000)
Basic	61,086	58,644	61,014	58,644
Diluted	61,086	58,644	61,014	58,644

Notes:

(1)
Other comprehensive income (loss) was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF September 30, 2026 AND December 31, 2025

(In Thousands of US dollars)

	September 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$18,865	$43,503
Restricted cash	11,653	10,141
Short-term investments	14,837	17,781
Accounts receivable	3,528	3,347
Real estate properties held for sale	15,468	22,080
Prepaid expenses and other receivables	12,978	11,617
Total current assets	$77,329	$108,469
Real estate properties under development, net	247,467	220,729
Property, plant and equipment, net	7,191	7,157
Equity investment	371	—
Real estate properties held for lease, net	130,855	128,638
Deferred income tax assets	5,791	5,689
Other assets	2,753	2,503
Total assets	$471,757	$473,185
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank and third party loans	4,599	4,410
Current portion of long term bank loans	8,089	3,870
Accounts payable	30,506	31,561
Rental deposits from customers	2,361	799
Accrued expenses and other payables	13,273	21,346
Advance from customers	7,147	1,014
Contract liabilities	1,849	5,208
Current portion of amount due to shareholders	—	19,688
Total current liabilities	$67,824	$87,896
Long term bank loans	181,830	166,527
Long term rental deposits	1,302	1,850
Other payable	24,494	19,147
Deferred income tax liabilities	16,769	16,077
Total liabilities	$292,219	$291,497
EQUITY
Shareholders’ equity:
Common shares	$618	$613
Treasury stock	(1,121)	(1,121)
Additional paid-in capital	328,017	325,839
Accumulated deficit	(150,602)	(138,311)
Accumulated other comprehensive income (loss) (1)	2,626	(5,332)
Total shareholders’ equity	$179,538	$181,688
Total liabilities and shareholders’ equity	$471,757	$473,185

Notes:

(1)
Accumulated other comprehensive income (loss) was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED September 30, 2026 AND 2025

(In Thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$(3,046)	$(1,871)	$(12,291)	$6,597
Adjustments to reconcile consolidated net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,143	1,193	3,381	3,710
Gain on disposal of property, plant and equipment	—	—	—	(17,593)
Share-based compensation expenses	310	96	744	899
Unrealized exchange (gain) loss	(16)	(188)	409	122
Deferred income taxes	(672)	(391)	143	(988)
Interest paid	(340)	(929)	(3,244)	(4,784)
Changes in assets and liabilities:
Accounts receivable	25	(402)	(37)	(946)
Prepaid expenses and other receivables	(496)	(1,138)	(1,003)	(2,779)
Real estate properties under development and held for sale	(959)	(690)	(9,916)	(2,300)
Accrued expenses and other payables	(1,997)	800	215	7,828
Accounts payable	(3,690)	200	(2,413)	3,524
Advance from customers	1,662	(1,064)	5,825	232
Rental deposits from customers	(110)	(342)	900	(413)
Contract liabilities	(812)	1,843	(3,583)	3,840
Amount due to shareholders	—	472	—	1,368
Total adjustments	$(5,952)	$(540)	$(8,579)	$(8,280)
Net cash used in operating activities	$(8,998)	$(2,411)	$(20,870)	$(1,683)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property, plant and equipment	—	—	—	15,702
Purchase of property, plant and equipment	(214)	—	(455)	—
Payments for purchases of short-term investments	(51,177)	—	(137,834)	—
Redemption of short-term investments	36,607	—	141,699	—
Payments for purchases of equity investment	(4)	—	(371)	—
Net cash provided by investing activities	$(14,788)	$—	$3,039	$15,702
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bank and third party loans	(88,246)	(56,752)	(94,730)	(134,629)
Proceeds from bank loans	90,236	84,223	106,920	160,545
Repayment of shareholder loans	—	—	(19,688)	—
Decrease in finance lease payable	—	—	—	(4)
Net cash (used in) provided by financing activities	$1,990	$27,471	$(7,498)	$25,912
Net increase (decrease) in cash and cash equivalents and restricted cash	$(21,796)	$25,060	$(25,329)	$39,931
Cash and cash equivalents and restricted cash at beginning of period	51,402	45,421	53,644	33,275
Effect of exchange rate changes on cash and cash equivalents and restricted cash	912	2,396	2,203	(329)
Cash and cash equivalents and restricted cash at end of period	$30,518	$72,877	$30,518	$72,877
SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	$18,865	$68,564	$18,865	$68,564
Restricted cash	$11,653	$4,313	$11,653	$4,313

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED September 30, 2026 AND 2025

(In Thousands of US dollars)

1.
These financial statements, including the consolidated balance sheet as of December 31, 2025, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025.
2.
In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2026.
3.
Accumulated other comprehensive income (loss) represents foreign currency translation adjustments. The consolidated comprehensive loss was $1.0 million for the three months ended September 30, 2026 and the consolidated comprehensive loss was $4.3 million for the nine months ended September 30, 2026.
4.
A summary of operations income, net loss and long-lived assets by geographical areas is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(’000)	(’000)	(’000)	(’000)
Operations income within:
- PRC, excluding Hong Kong:	$5,106	$9,670	$16,921	$31,628
Net income (loss) within:
- PRC, excluding Hong Kong:	$(2,951)	$(1,597)	$(9,412)	$10,219
- Hong Kong:	(95)	(274)	(2,879)	(3,622)
Total net income (loss)	$(3,046)	$(1,871)	$(12,291)	$6,597

	September 30, 2026	December 31, 2025
Long-lived assets by geographical area:
- Real estate properties under development in PRC, excluding Hong Kong	$247,467	$220,729
- Property, plant and equipment in PRC, excluding Hong Kong	$7,107	$7,073
- Hong Kong	$84	$84
- Real estate properties held for lease in PRC, excluding Hong Kong	$130,855	$128,638
Total long-lived assets	$385,513	$356,524